UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item

1.	Press release dated March 14, 2019

Item 1

Millicom announces the pricing of $750 million senior notes

Luxembourg, March 14, 2019 – Millicom International Cellular S.A. (“Millicom”) (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) announces the pricing of its $750 million 6.25% senior notes due 2029 (the "Notes"), which are intended to be issued on March 25, 2019 subject to market and other customary conditions. Millicom intends to use the net proceeds of the Notes to finance, in part, the acquisition of Telefónica Móviles Panamá, S.A., Telefónica de Costa Rica TC, S.A. (and its wholly owned subsidiary, Telefónica Gestión de Infraestructura y Sistemas de Costa Rica, S.A.) and Telefonía Celular de Nicaragua, S.A. (together, “Telefonica CAM”).

Purchases of Notes are subject to all applicable securities laws and regulations in force in any relevant jurisdiction. In particular, any purchaser of Notes must be a qualified institutional buyer, as defined in Rule 144A under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or a non-U.S. person (as defined in Regulation S under the Securities Act) (and, in this case, only to investors who, if resident in a Member State of the European Economic Area, are not retail investors, whereby a retail investor is defined as a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC, as amended (the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU) (the "Prospectus Directive").

This press release is for information purposes only and does not constitute an offer to purchase nor the solicitation of an offer to sell any of the securities described herein nor shall there be any offer or sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. Certain statements in this press release, including those describing the offering of the Notes, constitute forward-looking statements. These statements are not historical facts but instead represent only Millicom's belief regarding future events, many of which, by their nature, are inherently uncertain and outside Millicom's control. It is possible that actual results will differ, possibly materially, from the anticipated results indicated in these statements.

Important Note

The Notes have not been and will not be registered under the Securities Act. The Notes may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. There will be no public offer of the Notes in the United States (for these purposes, "United States" means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia).

In member states of the European Economic Area, this press release is for distribution only to and directed only at persons who are "qualified investors" within the meaning of the Prospectus Directive. In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a "Relevant Member State"), the investment contemplated by this press release is not being made, and will not be made, to the public in that Relevant Member State, other than to any legal entity that is a "qualified investor" as defined in Article 2(1)(e) of the Prospectus Directive. Each potential investor located within a Relevant Member State of the European Economic Area will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

Within the United Kingdom, this press release is for distribution only to and directed only at persons who (a) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the "Financial Promotion Order"), (b) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations, etc.") of the Financial Promotion Order, (c) are outside the United Kingdom, or (d) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the investment may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). The investment is not being offered to the public in the United Kingdom. This press release is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. The investment or investment activity to which this press release relates is only available to, and will only be engaged in with, relevant persons and any person who receive this press release who is not a relevant person should not rely or act upon it.

MiFID II professionals/ECPs-only / No PRIIPs KID - Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in European Economic Area.

-END-

For further information, please contact

Press: Vivian Kobeh, Corporate Communications Director +1 305 476 7352 press@millicom.com	Investors: Michel Morin, VP Investor Relations +1 305 445 4156 investors@millicom.com Mauricio Pinzon, Investor Relations Manager Tel: +44 20 3249 2460 nvestors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of cable and mobile services dedicated to emerging markets in Latin America and Africa. Millicom sets the pace when it comes to providing high-speed broadband and innovation around The Digital Lifestyle services through its principal brand, TIGO. As of December 31st 2018, Millicom operating subsidiaries and joint ventures employed more than 21,000 people and provided mobile services to approximately 48 million customers, with a cable footprint of more than 11 million homes passed. Founded in 1992, Millicom International Cellular S.A. is headquartered in Luxembourg.

This information was prior to this release inside information and is information that Millicom is obliged to make public pursuant to the EU Market Abuse Regulation. This information was submitted for publication, through the agency of the contact person set out above, at 22:50 CET on March 14, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalon
	Name:	Salvador Escalon
	Title:	Executive Vice President, General Counsel

Date: March 15, 2019